Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. § 200.83.

December 13, 2013

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Rockwood Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 25, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2013

File No. 1-32609

Dear Mr. O’Brien:

Rockwood Holdings, Inc. (the “Company,” “we” or “our”) is providing the following responses to the comments contained in the comment letter of the Staff of the Commission dated November 14, 2013.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 3

Raw Materials, page 17

1.              Refer to the second paragraph of your disclosure on page 18. Please tell us whether Exhibit 10.69, Scheme Implementation Agreement, is the contract with the Chilean government for the mining of lithium brine in the Atacama Desert.  We are unable to locate this agreement based on footnotes (AE) to this exhibit, which appear to refer to filings dated well before the agreement date of August 23, 2012.  If Exhibit 10.69 represents an entirely different agreement, please file the long-term contract with the Chilean government as an exhibit with your next periodic report, or otherwise explain to us why you would not be required to do so.

In response to the Staff’s comment, we note that Exhibit 10.69 to our Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) is not the long-term contract with the

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Chilean government pursuant to which we extract lithium brine.  Exhibit 10.69 is the Scheme Implementation Agreement we entered into with Talison Lithium Limited (“Talison”) on August 23, 2012, pursuant to which we planned to acquire Talison.  Talison is a leading producer of lithium concentrate from its lithium mineral project in Western Australia and, through its wholly owned subsidiaries, owns and operates a lithium mine in Greenbushes, Western Australia.  The Scheme Implementation Agreement was terminated on December 12, 2012 in connection with another party’s purchase of Talison.  We filed the Deed of Termination and Release as Exhibit 10.70 to the 2012 Form 10-K.

We respectfully submit that we are not required to file our lithium brine contract with the Chilean government, which was originally entered into in 1975. Specifically, we respectfully submit that, pursuant to Item 601(b)(10)(ii) of Regulation S-K, we are not required to file this contract because it is “such that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” and does not fall within any of the exceptions set forth in clauses (A)-(D) of Item 601(b)(10)(ii).

In particular, our business is not substantially dependent upon the lithium brine contract with the Chilean government.  We are a global developer, manufacturer and marketer of high value-added specialty chemicals used for industrial and commercial purposes.  As of December 31, 2012, we manufactured our products in 80 facilities in more than twenty countries and sold our products and provided our services to more than 60,000 customers.  In particular, our Lithium segment, which uses the lithium extracted from brine in both Chile (pursuant to the Chilean contract) and Silver Peak, Nevada, generated (i) 13% and 12% of our total net sales during the year ended December 31, 2012 and December 31, 2011, respectively, and 13% of our total net sales during each of the nine months ended September 30, 2013 and September 30, 2012, and (ii) 23% and 20% of our total Adjusted EBITDA during the year ended December 31, 2012 and December 31, 2011, respectively, and 28% and 22% of our total Adjusted EBITDA during the nine months ended September 30, 2013 and September 30, 2012, respectively.

Similarly, in general we have a broad raw material base and are not dependent on any one supplier for a major part of our raw material requirements.  With respect to lithium in particular, the lithium we extract from the brine in Chile is not our only source of lithium.  We also obtain lithium from the brine at our site in Silver Peak, Nevada.  In addition, we note that in the future, we expect the Talison mine referred to above to be an additional source of lithium for us.  As disclosed in our Form 8-K filed on December 5, 2013, on November 29, 2013, we entered into an acquisition agreement with Tianqi Group HK Co., Limited, a wholly-owned subsidiary of Chengdu Tianqi Group Co., Ltd., pursuant to which we have agreed to acquire a 49% interest in Windfield Holdings Pty Ltd, which directly owns 100% of the equity of Talison. Upon the completion of the acquisition, we will enter into a lithium concentrate distribution agreement with Talison Lithium Australia Pty Ltd, a subsidiary of Talison.  Pursuant to such distribution agreement, we will have an exclusive distribution right for a period of at least twenty years for technical grade lithium concentrate produced by Talison Australia on a worldwide basis excluding China.  In addition, we will enter into a chemical grade lithium concentrate off-take agreement with Talison Australia.  The Talison mine has approximately 61.5 million metric tons of proven and probable reserves of spodumene, which

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. § 200.83.

is a lithium-bearing mineral.  Using that figure, we estimate that there is approximately 1.7 million metric tons of lithium oxide, which we estimate would yield approximately 750,000 metric tons of lithium.  Accordingly, we estimate the lithium reserves of the Talison mine are approximately 750,000 metric tons.

For the reasons described above, the Chilean contract is an ordinary course agreement upon which our business is not substantially dependent and accordingly, we do not believe we are required to file this agreement.

2.              We note your lithium segment produces lithium and potash from mining facilities located at La Negra, Chile and Silver Peak, Nevada (also possibly Kings Mountain North Carolina).

Supplementally, please provide the asset valuation, net profits, and total revenues for these mining facilities to verify their materiality. We may have further comments pending your response.

In response to the Staff’s comment, we note that we provide certain disclosure in the 2012 Form 10-K with respect to the Lithium segment in the aggregate: net sales, Adjusted EBITDA, capital expenditures, and identifiable assets.  We believe this information is meaningful to an investor in understanding our lithium business and is consistent with the requirements of Item 101(b) of Regulation S-K.

In response to the Staff’s comment, we respectfully provide the following information on a supplemental basis to the extent possible (as reflected below, we track this information by legal entity rather than by location), but we do not think it is relevant for several reasons.  First, this disaggregation of information does not reflect how we manage our business.  Rather than operating individual facilities and analyzing the performance thereof, we execute an integrated business model focused on products for end-markets, such as pharmaceuticals and agriculture, chemicals and plastics, and batteries among others, and the key applications of those products.  Specifically, our key lithium products and key applications include: (i) lithium carbonate for electronics, lithium ion batteries, glass ceramics, cement and aluminum; (ii) lithium hydroxide for lithium-ion batteries, grease, carbon dioxide absorption, and mining; (iii) lithium metal for lithium primary batteries, pharmaceuticals and aluminum-alloys; (iv) organo-metallics for elastomers, pharmaceuticals, agrochemicals and electronic materials; and (v) special salts for scintillation, industrial catalysts and airbag ignition, application.  That is, our lithium business is focused on higher value-added downstream products with multiple processing steps, which often take place at multiple facilities, (our Lithium segment operates a total of seven plants in five countries) to drive net sales and Adjusted EBITDA.

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. § 200.83.

Second, we do not believe that this level of disaggregated information is meaningful disclosure to investors. For example, because we sell only minimal amounts of lithium brine directly to third parties, the total revenues do not relate to our extracting activities but rather reflect the sale of value-added chemicals, such as lithium carbonate, that we have produced from the extracted lithium brine .  Similarly, the asset valuations include values for the processing plants (such as those that produce lithium carbonate), including the new investment that is in progress to add lithium carbonate capacity in Chile; the processing plants relate to the steps following the extracting process.  Finally, we believe that it would be competitively harmful to our business to include such disclosure in our reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as disclosure on this basis would provide competitors with sensitive financial information, among other things.

As of December 31, 2012 or for the year ended December 31, 2012, as applicable, we provide the following approximated information (in millions of U.S. dollars):

[*]

3.              Please disclose your proven and/or probable reserves for your mineral properties as of your fiscal year end and the expected duration of mining activity.

In response to the Staff’s comment, we respectfully note that we are not engaged in significant mining operations and therefore do not prepare our disclosure in accordance with the Commission’s basic mining disclosure policy, including with respect to proven and probable reserves.  Rather, we are engaged in the development, manufacture and marketing of specialty chemicals.  Our products consist primarily of inorganic chemicals and solutions. End-use markets of our products include chemicals and plastics, metal treatment and general industry, automotive, life sciences (including pharmaceuticals), specialty coatings, construction, and electronics and telecommunications.  We also provide technical services to our customers.

With respect to our Lithium segment in particular, it is our view that we do not engage in mining activities as contemplated by Industry Guide 7. Rather, we extract lithium through evaporation of the brines of the Salar de Atacama, Chile and Silver Peak, Nevada.(1)  The Salar de Atacama is a salt flat, the largest in Chile, located in the Atacama desert, which is the driest place on the planet and thus has an extremely high annual rate of evaporation and extremely low annual rainfall. Our extraction through evaporation process works as follows:  snow in the Andes Mountains melts and flows underground into underground pools of brine, which generally have high concentrations of lithium.  We then pump the brine above ground through a series of pumps and wells into a network of large evaporation ponds.  Over the course of approximately eighteen months, the desert sun evaporates out other salts, leaving behind lithium brine. If weather conditions are not favorable, the evaporation process may be prolonged, as was the case in 2006.  (In Silver Peak, Nevada, we extract lithium brine through the same evaporation process.) We then process the lithium brine into lithium carbonate and lithium chloride at a plant in nearby La Negra and into lithium carbonate at a plant in Silver Peak, Nevada, respectively.  Subsequently, in other locations in the United States and Germany, we further process the lithium carbonate and lithium chloride into lithium hydroxide and other specialty lithium compounds.  In sum, we do not believe we engage in mining activity, and, accordingly, do not engage in reserve measurements.

Notwithstanding the foregoing, we respectfully note that in the conduct of our lithium business, we refer to reports from governmental agencies such as the U.S. Geological Survey for data on lithium reserves. In particular, we note that in January 2013, the U.S. Geological Survey

(1) In contrast, we note that the lithium we will receive from Talison upon the completion of our acquisition described above in response to comment #1 will be mined.  Talison mines lithium ore, which is then milled and processed to separate lithium concentrate from the rest of the ore.  The lithium concentrate is then processed into lithium carbonate and lithium chloride.

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. § 200.83.

published lithium reserves on a country by country basis (with respect to running operations only) in Mineral Commodity Summaries.  We note that the U.S. Geological Survey does not differentiate between proven and probable reserves but rather applies the following definition of reserves: “That part of the reserve base which could be economically extracted or produced at the time of determination. The term reserves need not signify that extraction facilities are in place and operative. Reserves include only recoverable materials; thus, terms such as ‘extractable reserves’ and ‘recoverable reserves’ are redundant and are not a part of this classification system.”

For all of Chile, the reserve published by the U.S. Geological Survey is 7.5 million metric tons of lithium.  Given that the only running lithium operations in Chile are at the Salar de Atacama, based on this survey we believe the reserve number for all of Chile of 7.5 million metric tons reflects the total lithium reserve in the Salar de Atacama. Furthermore, based on the area of our claims pursuant to our lithium brine contract with the Chilean government, we estimate the reserves covered by our claims would be approximately 1.2 million metric tons of lithium, which is significantly in excess of the remaining amount of lithium we are permitted to extract at the Salar de Atacama pursuant to our contract, which equals approximately 120,000 metric tons of total lithium through the end of the term of the contract.

For the United States, the reserve published by the U.S. Geological Survey is 38,000 metric tons of lithium.  Given that the only running lithium operations in the United States are at Silver Peak, Nevada, we believe that our reserves are approximately 38,000 metric tons.

4.              Please disclose your annual mineral production, i.e. Lithium Carbonate, Potash, and Salt along with the annual capacity at each of your mining/processing facilities.

In response to the Staff’s comment, we note that we produce lithium carbonate at our facilities in La Negra, Chile and Silver Peak, Nevada from the lithium brine we extract through evaporation at our facilities at the Salar de Atacama, Chile and Silver Peak, Nevada.  We then use lithium carbonate to make other lithium compounds.  (In 2012, we began construction of a new lithium carbonate plant at our La Negra facility; this plant is expected to be completed in 2014 and is therefore not reflected in the data below.) In addition, we extract a precursor of potash and bischofite as a by-product of our lithium extraction activities at our facilities at the Salar de Atacama, Chile and Silver Peak, Nevada, but we produce potash and bischofite only at the Salar de Atacama.

In response to the Staff’s comment, we respectfully provide the following information on a supplemental basis.  However, we do not believe that production information on a facility-by-facility basis is meaningful disclosure to investors because, as discussed above in response to comment #2, our lithium business is focused on designing, producing and distributing higher value-added downstream products through multiple processing steps, which often take place at multiple facilities. Specifically, we use lithium carbonate to produce lithium hydroxide, lithium metal, organo-metallics and special salts in one or more of our plants, in each depending on the specific product, in: (i) the United States at Kings Mountain, North Carolina, New Johnsville, Tennessee and Silver Peak, Nevada; (ii) Chile at La Negra; (iii) Germany at Langelsheim; (iv) Taiwan at Taichung and (v) India at Gujarat. In

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. § 200.83.

addition, we believe that disclosure of total capacity and capacity utilization would be competitively harmful to our business Exchange Act.  Accordingly, we do not intend to include such information in our future filings.

During 2012, mineral production and annual production capacity of lithium brine, lithium carbonate, potash and bischofite at our relevant production facilities was approximately as follows (in metric tons (with respect to potash, dry metric tons)):

[*]

Item 3, Legal Proceedings, page 33

5.              Refer to your disclosure in Note 19 on page 105 to your financial statements.  In future filings, please ensure to identify the name of the court or the agency in which a proceeding is pending.  In this regard, we note that in your discussion of “Former Glass Sealant Business” or “Real Estate Transfer Tax Matter” you have provided only a general description of the courts where the matters are pending.

In response to the Staff’s comment, we have expanded our disclosure as follows (revised and newly added disclosure in bold) in our Form 10-Q for the quarterly period ended September 30, 2013 that was filed with the Staff on November 15, 2013:

“Former Glass Sealants Business

A subsidiary in the Surface Treatment segment formerly manufactured and distributed sealants for insulating glass, which was sold in 2003. This subsidiary has been named as a defendant in several lawsuits in Germany (District Court of Frankfurt and District Court of Rottweil) and the Netherlands (High Court of Hertogenbosch), which were initiated prior to and after the sale of the business, relating to allegedly defective manufacturing of those products. The court in the Dutch litigation concluded in March 2012 that our subsidiary breached certain implied product warranties and is responsible for certain alleged damages to be determined. The Company’s subsidiary has appealed this decision. In general, this subsidiary may be required to compensate damage claims asserted by the various plaintiffs in these actions. Although the Company expects its subsidiary to have coverage under its product liability insurance policies should damages ultimately be awarded or agreed to, in such an event, its insurance may not cover such damages and, if not, its subsidiary may not have sufficient cash flow to pay them. The Company estimates that the possible range of loss from those damage claims, net of expected insurance recoveries, is from €1.3 million ($1.8 million) to €4.3 million ($5.8 million) as of September 30, 2013. However, the Company does not believe that the resolution of these matters will have a material effect on its financial condition, results of operations or cash flows.

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. § 200.83.

Real Estate Transfer Tax Matter

In December 2009, the Company received a tax assessment from German tax authorities, claiming that the Company’s acquisition of Dynamit Nobel in 2004 triggered a real estate transfer tax obligation. The Company appealed the assessment to the German tax authorities on the grounds that it had already paid the relevant real estate transfer tax and that the further assessment would constitute duplicate taxation of the real estate transfers. However, in October 2011, the German tax authorities affirmed their position with regard to the assessment. Consequently, the Company appealed this assessment with the German Fiscal Court and intends to vigorously defend its position in this matter. The Company estimates that the possible range of loss from these claims as of September 30, 2013 is from €0.0 million to €5.2 million ($7.0 million). The Company does not expect this matter to have a material impact on its financial condition, results of operations or cash flows.”

In future filings, we will continue to ensure to identify the name of the court or the agency in which a proceeding is pending.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Pay for Performance, page 28

6.              Refer to your disclosure at the top of page 31.  You state that the compensation committee determined that the compensation of the chairman and chief executive officer “is appropriately aligned with [y]our performance.” With a view towards future disclosure, please provide us with the findings of Cook & Co.’s analyses upon which the compensation committee based its determination.

In response to the Staff’s comment, we respectfully note that the compensation committee of our board of directors undertakes an extensive review of our executive compensation program on an annual basis and, as part of their evaluation process, consults with and reviews the analysis of Frederic W. Cook & Co. (“Cook & Co.”) regarding a number of elements of the compensation program.  In particular, we note that, as set forth on page 30 of our definitive proxy statement for the 2013 annual meeting of the shareholders, the compensation committee consulted with Cook & Co. in early 2013 in order to evaluate the alignment of executive compensation, in particular, the compensation of our chairman and chief executive officer, with our performance based upon certain quantitative measures.  As noted on page 28 of our proxy statement, a substantial portion of the compensation paid to our executives (more than 80% for our chairman and chief executive officer and more than 70% for our other named executive officers at target compensation) is variable, at-risk compensation tied to our financial performance, which we believe is consistent with the concept of pay for performance that underlies the design of our compensation program.  As set forth in detail on pages 30-31 of our proxy statement, Cook & Co. analyzed the relative degree of pay alignment, multiple of median pay and pay-total shareholder returns alignment of the compensation paid to our chairman and chief executive officer to 24 companies with the same Global Industry Classification Standard (GICS) code and in a predetermined revenue range.  The compensation committee then analyzed the pay alignment analysis provided by Cook & Co. as part of its extensive evaluation

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. § 200.83.

of pay for performance related to our chairman and chief executive officer and determined that such compensation awarded was appropriately aligned with our financial performance based upon these tests.  In addition, our compensation committee regularly reviews our total shareholder return compared to the companies in the Dow Jones U.S Chemicals Index and the S&P Supercomposite Specialty Chemicals Index to assess our performance.  We further note that there has been a variation of our chairman and chief executive officer’s compensation from year to year consistent with our financial performance, which we believe reflects our commitment to a pay for performance philosophy and the level of active analysis engaged in by our compensation committee.  Accordingly, we believe our existing disclosure in our proxy statement regarding the compensation committee’s review and the use of analysis provided by Cook & Co. provides meaningful disclosure to our investors and is consistent with the requirements of Item 407(e) of Regulation S-K.

**********

Rockwood Holdings, Inc. acknowledges that:

•                  Such company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Such company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss these matters further if you so desire.  Please feel free to contact me at 609-734-6403.

Sincerely,

/s/ Robert J. Zatta
Robert J. Zatta
Senior Vice President and Chief Financial Officer

* Rockwood Holdings, Inc. has requested confidential treatment of portions of this letter pursuant to 17 C.F.R. § 200.83.